Exhibit 99.2

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2025 and the other information contained in such annual report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenue for the six months ended June 30, 2026 and 2025:

Details	2026	2025
Revenue	100%	100%
Cost of revenue	71.5	79.0
Gross profit	28.5	21.0
Research and development	5.4	5.4
Marketing, general and administrative	5.4	5.6
Operating profit	17.7	10.0
Financing and other income, net	2.9	3.4
Profit before income tax	20.6	13.4
Income tax expense, net	(2.5)	(1.7)
Net profit	18.1	11.7
Net loss (income) attributable to non-controlling interest	(0.3)	0.2
Net profit attributable to the company	17.8%	11.9%

The following table sets forth certain statement of operations data for the six months ended June 30, 2026 and 2025 (dollars in thousands):

Details	2026	2025
Revenue	$873,710	$730,231
Cost of revenue	624,987	577,034
Gross profit	248,723	153,197
Research and development	47,099	39,590
Marketing, general and administrative	46,769	40,844
Operating profit	154,855	72,763
Financing and other income, net	25,420	24,985
Profit before income tax	180,275	97,748
Income tax expense, net	(22,091)	(12,439)
Net profit	158,184	85,309
Net loss (income) attributable to non-controlling interest	(2,383)	1,384
Net profit attributable to the company	$155,801	$86,693

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six months ended June 30, 2026 compared to six months ended June 30, 2025

Revenue

Revenue for the six months ended June 30, 2026 amounted to $873.7 million, as compared to $730.2 million for the six months ended June 30, 2025, reflecting a $143.5 million or about 19.6% year-over-year revenue increase. The $143.5 million revenue increase is mostly due to a higher average selling price associated with a different product mix  shipped in the six months ended June 30, 2026 as compared to the six months ended June 30, 2025 (especially more SiPho related products shipped), as well as a higher quantity of products shipped from our fabs (excluding our 6-inch fab, Fab1, whose operations ceased in 2025).

Cost of Revenue

Cost of revenue for the six months ended June 30, 2026 amounted to $625.0 million as compared to $577.0 million for the six months ended June 30, 2025. The $48.0 million increase in cost of revenue is mainly due to the manufacturing costs associated with the above mentioned $143.5 million increase in revenue in the six months ended June 30, 2026.

Gross Profit

Gross profit for the six months ended June 30, 2026 amounted to $248.7 million as compared to $153.2 million for the six months ended June 30, 2025. The $95.5 million increase in gross profit resulted from the $143.5 million increase in revenue, net of the $48.0 million increase in cost of revenue, as described above.

Research and Development

Research and development expenses for the six months ended June 30, 2026, amounted to $47.1 million, reflecting 5.4% of revenue, as compared to $39.6 million for the six months ended June 30, 2025, also reflecting 5.4% of revenue.

Marketing, General and Administrative

Marketing, general and administrative expenses for the six months ended June 30, 2026 amounted to $46.8 million, reflecting 5.4% of revenue, as compared to $40.8 million for the six months ended June 30, 2025, reflecting a similar percentage of 5.6% of revenue.

Operating Profit

Operating profit for the six months ended June 30, 2026 amounted to $154.9 million as compared to $72.8 million for the six months ended June 30, 2025. The $82.1 million increase in operating profit resulted from the $95.5 million increase in gross profit, as described above, offset by the $7.5 million increase in research and development expenses and the $6.0 million increase in marketing, general and administrative expenses, as described above.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financing and Other Income, net

Financing and other income, net, for the six months ended June 30, 2026 amounted to $25.4 million as compared to $25.0 million for the six months ended June 30, 2025. Financing and other income, net include mainly interest income on deposits, hedging transactions’ financial results and non-recurring, non-operational items.

Income Tax Expense, net

Income tax expense, net, for the six months ended June 30, 2026 amounted to $22.1 million, reflecting 12.7% of profit before income tax, as compared to $12.4 million for the six months ended June 30, 2025, reflecting a similar percentage of 12.3% of profit before income tax.

Net Profit

Net profit for the six months ended June 30, 2026 amounted to $158.2 million as compared to $85.3 million for the six months ended June 30, 2025. The $72.9 million increase in net profit is mainly due to the increase in operating profit offset by the increase in income tax expense, net, described above.

Net Loss (Income) Attributable to Non-Controlling Interest

Net income attributable to non-controlling interest for the six months ended June 30, 2026 amounted to $2.4 million as compared to net loss attributable to non-controlling interest of $1.4 million for the six months ended June 30, 2025. The $3.8 million increase resulted from the increase of $7.7 million in the net profit of the Company’s 51% owned subsidiary, Tower Partners Semiconductor Co., Ltd. (“TPSCo”).

Net Profit Attributable to the Company

Net profit attributable to the Company for the six months ended June 30, 2026 amounted to $155.8 million as compared to $86.7 million for the six months ended June 30, 2025. The $69.1 million increase in net profit attributable to the Company is mainly due to the increase in net profit of $72.9 million, offset by the increase in net income attributable to non-controlling interest of $3.8 million, as described above.

Impact of Currency Fluctuations

The Company currently operates in four different regions: the United States, Japan, Israel and Italy. The functional currency of the Company’s entities in the United States, Israel and Italy is the US dollar (“USD”). The functional currency of the Company’s operations in Japan is the Japanese Yen (“JPY”). The Company’s expenses and costs are denominated mainly in USD, JPY, New Israeli Shekels (“NIS”) and Euro, revenue is denominated mainly in USD and JPY, and the cash from operations, investing and financing activities are denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Japan, Israel and Italy.

The majority of TPSCo’s revenue is denominated in JPY and the majority of TPSCo’s expenses and costs are denominated in JPY, which limits the exposure to fluctuations of the USD-to-JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD-to-JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range.

During the six months ended June 30, 2026, the USD appreciated against the JPY by 3.7%, as compared to 7.9% depreciation during the six months ended June 30, 2025. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment as part of Other Comprehensive Income on the balance sheet.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The USD cost of the Company’s operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to expenses and costs that are denominated in NIS. During the six months ended June 30, 2026, the USD depreciated against the NIS by 6.6%, as compared to 7.5% depreciation during the six months ended June 30, 2025.

The fluctuation of the USD against the NIS may affect the Company’s results of operations as it relates to the entity in Israel. Appreciation of the NIS may increase cost, in USD terms, of the Israeli facility such as utilities, taxes and labor costs that are denominated in NIS, which may lead to erosion of profit margins. The Company uses foreign currency cylinder and forward transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range.

With respect to the Euro currency, since no revenue is denominated in Euro and the amount of expenses denominated in Euro is immaterial, the Company’s exposure to Euro fluctuations is limited.

Liquidity and Capital Resources

As of June 30, 2026, the Company had an aggregate amount of $231.2 million in cash and cash equivalents, as compared to $235.4 million as of December 31, 2025. The main cash items during the six months ended June 30, 2026 were as follows: $686.9 million net cash provided by operating activities, which included $282.6 million increase in customers’ advances, net (see more details below); $343.0 million invested in property and equipment, net; $330.0 million invested in short-term deposits, net; and $15.7 million debt repaid, net.

Short-term and long-term debt presented in the balance sheet as of June 30, 2026 amounted to $16.9 million and $124.8 million, respectively, and included loans, operating leases and finance leases.

Based on our current operations and forecasted cash generated from operations, and our existing balance of cash and deposits, we believe we have sufficient resources to meet our cash needs for operating activities and capital expenditures, including for payments expected under the previously announced capacity and capability cap-ex plans focused on SiGe and SiPho capital expenditures for capacity and capability growth, and the repayment of our debt.

Recent Developments

See Note 3, Recent Developments, to the financial statements for the six months ended June 30, 2026.

Critical Accounting Estimates

There have been no material changes to the Company’s critical accounting estimates from those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025.